Mail Stop 3561

June 26, 2009

Mr. Michael J. Holmes
Chief Financial Officer
5215 W. Laurel Street
Tampa, Florida 33607

      Re: **Odyssey Marine Exploration, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed March 11, 2009
                File No. 001-31895

Dear Mr. Holmes:

We have reviewed your response letter dated June 19, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Note F. Inventory

1. We note from your response to our prior comment 6 that the net financial impact of the reporting line items, operations and research and marketing, general and administrative, is nil. However, we are still unclear as to the accounting for these capitalized deferred costs, specifically the effects on the income statement. Please clearly explain in detail the entries that are made to record the deferred costs and the deferred recovery cost reserve. It appears from your response that expenses are initially recorded then when a capitalization decision is made, the expenses are credited (eliminating the income statement impact). If so, we are unclear how the establishment of a reserve, which records a charge to the income statement, would result in a total zero impact to the income statement. Please advise.

Note N. Stockholders' Equity, page 40

2. We note from your response to our prior comment 9 that warrants were not issued in connection with the sale of the Series E Convertible Preferred Stock or the Series F Convertible Preferred Stock, and <u>therefore</u>, there were no beneficial conversion features. In light of the fact that a beneficial conversion feature can exist on convertible preferred stock without attached warrants, please confirm that you evaluated the convertible preferred stock for the existence of a beneficial conversion feature at the time of issuance.

3. We note from your response to our prior comment 11 that the common stock warrants were cancelled at the time of the Series D Preferred Stock issuance and the Black-Scholes computation was used to assign fair market value to all the warrants issued. In light of the fact that the warrants issued had different exercise prices, please confirm that the relative fair value of all 2,640,000 warrants issued in January 2007 was computed and used in the allocation of the proceeds between the preferred stock and warrants and in the calculation of the beneficial conversion feature on the preferred stock.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(813) 870-1921